

Mail Stop 3561

July 20, 2016

Mr. Niall Nolan
Chief Financial Officer
Navigator Holdings LTD
21 Palmer Street
London, SW1H0AD
United Kingdom

>   **Re: Navigator Holdings LTD**
>   **Form 20-F for the Year Ended December 31, 2015**
>   **Filed March 3, 2016**
>   **File No. 001-36202**

Dear Mr. Nolan:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2015

Item 5. Operating and Financial Review and Prospects
H. Critical Accounting Estimates
Impairment of Vessels, page 69

1. In light of the significant decline of approximately 50% in your market capitalization during the past year, the fact that a number of your vessels have charters expiring in the near future and a significant number of vessels operate in a volatile spot market, as well as the fact that a softness developed in your markets during the first quarter as mentioned in your first quarter earnings call which resulted in lower fleet utilization and operating and net income decreases, please provide the following:

   •   Tell us what impact each of the aforementioned factors had in your decision to perform an impairment analysis at year-end and whether you have performed an interim impairment analysis since December 31, 2015 based on the above economic triggers; and

- Revise your Critical Accounting Estimates section to provide an analysis as to how the carrying values of your vessels compare to their fair market values as of the balance sheet dates presented in your financial statements.

We may have further comment upon reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure